FORM 51-101F3

Report of Management and Directors
on Reserves Data and Other Information

Management of Zodiac Exploration Inc. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements.

The board of directors of the Company has reviewed the assets, data and position of the Company as of January 28, 2014 and has determined that, as of the last day of the Company's most recently completed financial year, the Company had no reserves.

An independent qualified reserves evaluator has not been retained to evaluate the Company's reserves data as the Company has no reserves as of the last day of the Company's most recently completed financial year and no report of an independent qualified reserves evaluator will be disclosed by the Company for the period from October 1, 2012 to September 30, 2013.

The board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management of the Company. The board of directors has approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing information detailing the Company's oil and gas activities;
(b)	the Company is not filing form 51-101F2, which is the report of the independent qualified reserves evaluator on reserves data because the Company has no reserves; and
(c)	the content and filing of this report.

Because reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery. Therefore, based on information available at January 28, 2014, the board of directors of the Company has determined that the Company had no reserves as at last day of the Company's most recently completed financial year, being the year ended September 30, 2013.

January 28, 2014.

(signed) "Peter Haverson"	(signed) "John Newman"
Peter Haverson President and Chief Executive Officer	John Newman Chief Financial Officer

(signed) "Robert Cross"	(signed) "Graeme Phipps"
Robert Cross, Director	Graeme Phipps, Director